
03050752


Morgan

The Morgan Crucible Company plc

15th May 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH. D.C. 155 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat


PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enclosure

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Full Text Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Holding(s) in Company
Released 14:20 15 May 2003
Number 1511L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 14,990 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 846,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; BNY (OCS) Nominees Ltd 48,936 shares; Sun Life International (IOM) Ltd A/C SLI 11 1,501,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other Accounts 6,389,546 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868 500,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845029 500,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,641,999 shares; Citibank Crest: BAO1F 150,000 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Letter dated 15/5/03

12) Total holding following this notification:
12,050,162 non-material; 11,749,945 material

13) Total percentage holding of issued class following this notification:
5.19% non-material; 5.06 material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
15th May 2003

END


Close



THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s) to the stockbroker or agent through whom you made the sale or transfer for transmission to the purchaser or transferee.


PROCESSING
RECEIVED
SEC MAIL
MAY 19 2003
SECTION
WASH., D.C.
155


Morgan

THE MORGAN CRUCIBLE COMPANY PLC

ANNUAL GENERAL MEETING

SEPARATE CLASS MEETING OF THE HOLDERS OF THIRD PREFERENCE SHARES

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 2 to 4.

Notices of the Annual General Meeting and Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each are set out on pages 5 and 7 respectively of this document.

To be valid, forms of proxy for use at each of the meetings should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 48 hours before the time appointed for the relevant meeting.

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:

Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

14th May 2003

To holders of Ordinary shares and 7.5p (net) Cumulative Convertible Redeemable Third Preference shares ('Third Preference shares') and for information only to holders of 5.5 per cent Cumulative First Preference shares and 5 per cent Cumulative Second Preference shares.



ANNUAL GENERAL MEETING AND SEPARATE CLASS MEETING OF THIRD PREFERENCE SHAREHOLDERS

The Annual General Meeting of the Company will be held on Friday 6th June 2003 at the Hotel Intercontinental, Hyde Park Corner, London, W1 at 12.30pm to transact the ordinary and special business of the meeting. Notice of the Annual General Meeting can be found on page 5. The ordinary business to be proposed includes the reappointment of certain Directors of the Company. Information concerning the Directors proposed for re-election is set out below. The special business to be proposed is the renewal of the Directors' authority to allot shares, the disapplication of pre-emption rights in certain circumstances and the approval to buy back the Company's Ordinary shares in the market. The resolutions dealing with both the ordinary and special business are set out in the Notice of the Annual General Meeting.

Immediately after the conclusion of the Annual General Meeting a Separate Class Meeting of the holders of the Third Preference shares will be held to consider the share buy back proposal. Notice of this Separate Class Meeting can be found on page 7.

Ordinary shareholders may vote at the Annual General Meeting. Holders of Third Preference shares may vote at the Separate Class Meeting.

A form of proxy in respect of your holding, for each of the meetings at which you are entitled to vote, is enclosed with this letter. *You are requested to complete all forms of proxy and return them to the* Company's Registrars, **Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, so as to arrive no later than 12.30pm and 12.40pm respectively on 4th June 2003 in relation to the Annual General Meeting *and the Separate Class Meeting*.** Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the respective meeting.

Annual General Meeting

These explanatory notes are intended to explain the re-election of directors and the special business to be transacted at the Annual General Meeting.

Ordinary Resolutions 3, 4 and 5

Re-election of Directors

In accordance with the Articles of Association of the Company, Sir Alan Cox C.B.E. and Mr N G Howard (having last been re-elected in 2000) will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-election. As previously announced Mr N G Howard will retire from the Company and stand down as a director, at the end of September 2003. In accordance with Article 102 of the Company's Articles of Association, Mr W D Knowlton, who was appointed by the Board in a period since the last Annual General Meeting, will retire at the forthcoming Annual General Meeting, and, being eligible, will offer himself for re-election. Sir Alan Cox is a non-executive Director and does not have a service contract with the Company and Mr W D Knowlton has a service contract with two years' notice of termination. However in accordance with the Company's policy of achieving a one year notice period, there will be a change to this termination provision and it will convert to a one year notice period with effect from the 2004 Annual General Meeting.

Mr W D Knowlton was appointed Chief Executive Officer in January 2003. Prior to his appointment he was an executive Director of Pilkington plc, having first joined Pilkington in 1997 as head of its global Building Products business. He joined Pilkington from Owens Corning where he had worked in various senior executive positions since 1977, the last of which was head of their European and African Building Materials business. He has also served since 2000 as a non-executive Director of Smith & Nephew plc and chairs the Audit Committee of that Board. Mr N G Howard joined Morgan in 1967 and became a Director in 1992, he was appointed Deputy Chief Executive Officer in January 2003 having previously held the posts of Managing Director of Morganite Special Carbons 1980 to 1986, Chairman of Mechanical Carbon Division 1986 to 1988, Chairman of Thermal Ceramics Division 1988 to 1998 and Chairman of the Ceramics Division 1998 to 2002. Sir Alan Cox joined the board as a non-executive Director in January 1995 and has been a recent Member of the Financial Reporting Council. He is also a non-executive Director of Meggitt plc.

Ordinary Resolution 7

Authority to allot shares

The Company currently has an authority to allot equity securities which is due to lapse at the forthcoming Annual General Meeting. The Board is seeking to renew that authority over 83,320,612 Ordinary shares having an aggregate nominal amount of £20,830,153, representing 35.92 per cent of the issued Ordinary share capital of the Company as at 7th May 2003. If shares already reserved for issue, following conversion or otherwise, are omitted from the calculation, then the authority would represent 27.93 per cent of the Company's issued Ordinary share capital as at that date. The authority will lapse fifteen months from the passing of the resolution or at the next Annual General Meeting, whichever shall first occur. The Directors will issue new Ordinary shares on the exercise of options and the issue of shares pursuant to the Company's various employee share schemes, if necessary on the conversion of the Third Preference shares and, as necessary, as consideration for the acquisition of companies or businesses.

Special Resolution 8

Disapplication of pre-emption rights

This resolution gives authority to the Board to allot Ordinary shares for cash other than to existing shareholders in proportion to their existing holdings for a period not exceeding fifteen months from the date of the passing of the resolution or until the next Annual General Meeting, whichever shall first occur. The authority would be limited to 11,599,678 new Ordinary shares having an aggregate nominal amount of £2,899,919.50, representing five per cent of the Company's issued Ordinary share capital as at 7th May 2003.

Special Resolution 9

Purchase of Ordinary shares in the market

The Directors are seeking to renew shareholder approval to purchase some of the Company's Ordinary shares in the market. This approval was also secured at the Annual General Meeting held last year. No purchase would be made unless the Directors were of the opinion that it would result in an increase in earnings per share, the authority would be used with discretion and purchases would be made only from funds not required for other purposes and in the light of prevailing market conditions. The Directors would also take into account the Company's cash resources, the effect of gearing and other possible investment opportunities before deciding whether to exercise this authority.

The proposed authority will be limited by the terms of the Special Resolution to the purchase of up to 34,775,834 Ordinary shares, which represents 14.99 per cent of the issued Ordinary share capital as at 7th May 2003. The minimum price payable per share would be its nominal amount (this being 25p) and the maximum price (exclusive of expenses) would be five per cent above the average of the middle market quotation of the Ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding any purchase.

Any such purchases would be made on the market and would be paid for out of distributable profits. Shares purchased would be cancelled. The authorised Ordinary share capital figure would remain unaffected.

The conversion rate applicable to the Third Preference shares will not change by reason of any purchase of Ordinary shares.

As at 7th May 2003 there are outstanding 7,945,726 options to subscribe for Ordinary shares which represents 3.42 per cent of the issued share capital as at that date. In the event that the Directors do exercise this authority in full, the outstanding options to subscribe for Ordinary shares would represent 4.03 per cent of the issued share capital as at that same date.

Details of any shares purchased pursuant to the proposed authority will be notified to a Regulatory Information Service as soon as possible and in any event by 7.30am on the business day following the purchase and the Registrar of Companies will be so notified within 28 days. Details will also be included in the Company's Annual Report in respect of the financial period in which any purchases take place.

The authority set out in the Special Resolution would expire fifteen months from the date of the passing of the Resolution or at the next Annual General Meeting, whichever shall first occur.

The Special Resolution being proposed is subject to the passing of the appropriate resolution of the Class Meeting of Third Preference shareholders as described below.

Class Meeting of Third Preference Shareholders

At the conclusion of the Annual General Meeting and provided the Special Resolution relating to the share buy back proposed at the Annual General Meeting is approved, a Separate Class Meeting of the Third Preference shareholders will be held to consider the share buy back proposal and in this respect an Extraordinary Resolution will be proposed as indicated in the attached Notice of the Separate Class Meeting.

Action to be taken

A form of proxy in respect of your holding for the relevant meetings is enclosed with this letter. You are requested (whether or not you intend to attend the relevant meeting) to complete all forms of proxy enclosed with this letter in accordance with the instructions thereon and return them to the Company's Registrars, **Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, so as to arrive no later than 48 hours before the relevant meeting.** Completion and return of a proxy card will not preclude a shareholder from attending and voting at the relevant meeting.

Recommendation

Your Directors consider the above proposals to be in the best interests of the Company and its shareholders as a whole and accordingly recommend you to vote in favour of the resolutions to be proposed at the Annual General Meeting and the Separate Class Meeting as they intend to do so in respect of their own beneficial shareholdings.



Dr E.B. Farmer CBE
Chairman

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixty-ninth Annual General Meeting of the Company will be held at the Hotel Intercontinental, One Hamilton Place, Hyde Park Corner, London W1 on Friday 6th June 2003 at 12.30pm for the following purposes:

1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2003.
2. To approve the Remuneration Committee Report, as set out in the Report and Accounts for the year ended 4th January 2003.
3. To re-elect Mr W. D. Knowlton as a Director
4. To re-elect Sir Alan Cox as a Director
5. To re-elect Mr N. G. Howard as a Director
6. To reappoint KPMG Audit Plc as Auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolutions

7. 'THAT the authority conferred on the Directors by Article 9(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 80 amount" is £20,830,153.'

Special Resolutions

8. 'THAT the power conferred on the Directors by Article 9(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 89 amount" is £2,899,919.50.'
9. 'THAT, subject to the approval of the holders of the 7.5p (net) Cumulative Convertible Redeemable Third Preference shares in the Company, the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of Ordinary shares of 25p each in the issued share capital of the Company ('Ordinary shares') provided that:

   (a) the maximum aggregate number of Ordinary shares authorised to be purchased is 34,775,834 (representing 14.99 per cent of the issued Ordinary share capital of the Company);

   (b) the minimum price which may be paid for an Ordinary share (exclusive of expenses) is 25p;

   (c) the maximum price which may be paid for an Ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

   (d) this authority shall expire 15 months from the date of the passing of this Resolution or at the conclusion of the next Annual General Meeting whichever shall first occur; and

   (e) the Company may make a contract to purchase Ordinary shares under this authority which will or may be executed wholly or partly after the expiry of the authority and may make a purchase of Ordinary shares in pursuance of such a contract.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D. J. Coker
Secretary

14th May 2003

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.

4. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Ordinary shares registered in the relevant register of securities of the Company as at 6.00pm on 4th June 2003 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00pm on 4th June 2003 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6. Membership of any Morgan share scheme or share option scheme does not give any entitlement to attend or vote at the Meeting.

7. This Notice is sent for information only to holders of any class of Preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF A SEPARATE CLASS MEETING OF THE HOLDERS OF 7.5P (NET) CUMULATIVE CONVERTIBLE REDEEMABLE THIRD PREFERENCE SHARES OF £1 EACH

NOTICE IS HEREBY GIVEN that a Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in the Company will be held at the Hotel Intercontinental, One Hamilton Place, Hyde Park Corner, London W1 on 6th June 2003 at 12.40pm (or as soon thereafter as the Annual General Meeting of the Company convened for the same date and place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution:

EXTRAORDINARY RESOLUTION

'THAT this meeting of the holders of the 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Third Preference shares') sanctions the purchase and cancellation by the Company of Ordinary shares of 25p each in the capital of the Company and each and every contract entered into to purchase such shares, pursuant to the authority contained in Special Resolution No. 9 set out in the Notice of Annual General Meeting of the Company dated 14th May 2003 up to a maximum amount of 34,775,834 Ordinary shares.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D. J. Coker
Secretary

14th May 2003

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.

4. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Third Preference shares registered in the relevant register of securities of the Company as at 6.00pm on 4th June 2003 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Third Preference shares registered in their names at that time. Changes to entries in the relevant register of securities after 6.00pm on 4th June 2003 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6. This Notice is sent for information only to holders of Ordinary shares and 5.5 per cent Cumulative First Preference shares and 5 per cent Cumulative Second Preference shares, such holders not being entitled to attend or vote at the Meeting.

Printed by **St Ives Burrups** B707047/10764